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                             June 25, 2024

       Richard Danforth
       Chief Executive Officer
       Genasys Inc.
       16262 West Bernardo Drive
       San Diego, CA 92127

                                                        Re: Genasys Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 12, 2024
                                                            File No. 333-280137

       Dear Richard Danforth:

              We have conducted a limited review of your registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-3 Filed June 12, 2024

       Plan of Distribution, page 9

   1. We note your disclosure stating that the "Private Placement Warrants and the shares of
                                                        Common Stock may be
sold in one or more transactions fixed prices, at prevailing market prices at the time of
sale, prices related to the prevailing market prices, varying prices determined at the time
of sale, or negotiated prices." However, we also note that while your Common Stock is
listed on Nasdaq, the Private Placement Warrants are not listed or quoted. Therefore, the
Private Placement Warrants may only be resold at a fixed price unless and until they
are listed or quoted. Please revise throughout to disclose the fixed price at which the
selling security holders will sell the warrants until the securities are quoted on the exchange
or trading market, after which those securities will be offered and sold at prevailing
market prices or at negotiated prices.
 Richard Danforth
FirstName  LastNameRichard Danforth
Genasys Inc.
Comapany
June       NameGenasys Inc.
     25, 2024
June 25,
Page 2 2024 Page 2
FirstName LastName
Incorporation by Reference, page 10

2. Please revise your list of filings that are incorporated by reference to include all required previous filings, including the Form 8-K filed October 4, 2023.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Eranga Dias at 202-551-8107 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Manufacturing
cc:      Joshua Little